CFT Securities, LLC
Computation for Determination of Reserve Requirements and Information for Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) and therefore not required to maintain a "Special Reserve Account for the exclusive benefit of Customers".

11